Filed by Corporate Capital Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

The following is an excerpt from Corporate Capital Trust Inc.’s quarterly report on Form 10-Q for the period ended June 30, 2018, filed on August 9, 2018.

On July 22, 2018, the Company entered into a definitive agreement with FS Investment Corporation (“FSIC”) under which the Company will be merged with and into FSIC, with FSIC surviving the merger (the "Proposed Merger"). Under the terms of the agreement, the Company’s shareholders will receive a number of FSIC shares with a net asset value (“NAV”) equal to the NAV of the shares of the Company they hold, as determined shortly before closing. The combined company will trade under the ticker symbol "FSIC" on the New York Stock Exchange and will remain externally managed by the Joint Advisor. The Proposed Merger is subject to approval by FSIC and the Company’s shareholders and other customary closing conditions.

The following is an excerpt from a press release, dated August 9, 2018, providing an overview of Corporate Capital Trust Inc.’s operating results for the quarter ended June 30, 2018.

“We are pleased with the progress we’ve made since announcing the partnership between FS Investments and KKR,” said Todd Builione, President of CCT. “Completing the merger with FSIC, closing the $3.4 billion revolving credit facility, of which CCT will be allocated $1.45 billion, and maintaining our strong origination pipeline will position us well to deliver consistent long-term performance and drive value for our investors.”

The following is an excerpt from a presentation providing an overview of Corporate Capital Trust Inc.’s operating results for the quarter ended June 30, 2018 that has been made available under the “Events & Presentations” page within the “Investor Relations” section of its website (www.corporatecapitaltrust.com).

CCT and FSIC Merger – Strategic Rationale

Combination of FS Investment Corporation (FSIC) and Corporate Capital Trust (CCT) expected to generate significant value for both FSIC and CCT shareholders through enhanced portfolio diversification, potential improved secondary market liquidity and expected cost savings

Increased scale & secondary market liquidity	• Pro forma 2nd largest publicly-traded BDC by total assets • Expanded equity research coverage to reach a broader set of investors • Enhanced potential trading volume provides greater path for institutional ownership
Enhanced portfolio diversification	• Expect to optimize usage of combined 30% capacity for non-eligible portfolio companies • Reduces pro forma concentration of top 10 holdings
Reduced operating expenses	• Eliminates duplicative operating expenses • Larger asset base should lead to lower combined expense ratio
Lower financing costs	• Ability to consolidate existing borrower facilities • Potential to improve access to debt capital markets • Reduced financing spreads have generally been available for larger BDCs

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CORPORATE CAPITALTRUST

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and CCT (together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement, failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the SEC and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of FSIC and CCT and a prospectus of FSIC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, from FSIC’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.